

News Release
B2Gold Reports Strong Q4 and Full-Year 2021 Results,
Record Annual Total Gold Production of 1,047,414 Oz Within 2021 Cost Guidance and
Generating Strong 2021 Operating Cashflows of $724 M

Vancouver, BC, February 22, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its operational and financial results for the fourth quarter and full-year ending December 31, 2021. The Company previously released its gold production and gold revenue results for the fourth quarter and full-year 2021, in addition to its production and budget guidance for 2022. In 2022, the Company is forecasting total gold production of between 990,000 - 1,050,000 ounces. All dollar figures are in United States dollars unless otherwise indicated.

2021 Full-Year Highlights

- Record annual total gold production of 1,047,414 ounces (including 59,819 ounces of attributable production from Calibre Mining Corp. ("Calibre")), marking the thirteenth consecutive year of record annual total gold production
- Consolidated 2021 gold production from the Company's three operating mines of 987,595 ounces, near the top end of its revised guidance range (of between 965,000 – 995,000 ounces) and exceeding the upper end of its original guidance range (of between 920,000 – 970,000 ounces)
- Annual consolidated gold revenues of $1.76 billion on sales of 981,401 ounces at an average realized gold price of $1,796 per ounce
- Record annual gold production achieved by both the Masbate Mine of 222,227 ounces and Otjikoto Mine of 197,573 ounces
- Total cash operating costs *(see "Non-IFRS Measures")* (including estimated attributable results for Calibre) of $535 per ounce produced, within the Company's guidance range (of between $500 - $540 per ounce), and total all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* (including estimated attributable results for Calibre) of $888 per ounce sold, within the Company's guidance range (of between $870 - $910 per ounce)
- Consolidated cashflows provided by operating activities from the Company's three operating mines of $724 million, significantly exceeding the Company's last forecast of $650 million as a result of additional unbudgeted gold shipments and sales of approximately $25 million, lower cash tax payments of $40 million and the timing of other working capital outflows

- Net income attributable to the shareholders of the Company of $420 million ($0.40 per share); adjusted net income *(see "Non-IFRS Measures")* attributable to the shareholders of the Company of $384 million ($0.36 per share)
- For 2022, B2Gold remains well positioned for continued strong operational and financial performance with total gold production guidance of between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) with total consolidated forecast cash operating costs of between $620 - $660 per ounce and total consolidated AISC of between $1,010 - $1,050 per ounce
- Based on current assumptions, including a gold price of $1,800 per ounce, the Company expects to generate consolidated cashflows from operating activities of approximately $625 million in 2022, expected to be significantly weighted to the second half of 2022
- An updated mineral resource estimate is expected to be completed for the Anaconda Area (comprised of the Menankoto Permit and the Bantako North Permit) in the first quarter of 2022; preliminary planning by the Company has demonstrated that a pit situated on the Anaconda Area could provide saprolite material to be trucked to and fed into the Fekola mill commencing in late 2022, subject to obtaining all necessary permits and completion of a final mine plan
- On February 2, 2022 the Company announced that B2Gold's Malian subsidiary had received the new Menankoto permit, issued by the Government of Mali

2021 Fourth Quarter Highlights

- Total gold production of 304,897 ounces (including 16,048 ounces of attributable production from Calibre) and consolidated gold production of 288,849 ounces from the Company's three operating mines
- Consolidated gold revenues of $526 million on sales of 292,350 ounces at an average realized gold price of $1,800 per ounce
- Record quarterly gold production achieved by the Otjikoto Mine of 78,681 ounces
- Consolidated cashflows provided by operating activities from the Company's three operating mines of $266 million
- Total cash operating costs (including estimated attributable results for Calibre) of $484 per ounce produced and total AISC (including estimated attributable results for Calibre) of $860 per ounce sold
- Net income attributable to the shareholders of the Company of $137 million ($0.13 per share); adjusted net income attributable to the shareholders of the Company of $113 million ($0.11 per share)
- On November 30, 2021, the Company completed the sale of its Kiaka and Toega projects in Burkina Faso to West African Resources ("WAF") for a combination of cash, WAF shares and production royalties

2021 Full-Year and Fourth Quarter Operational Results

Despite the continuing challenges of the COVID-19 pandemic, B2Gold had another remarkable year of strong operational performance in 2021, with the achievement of B2Gold's thirteenth consecutive year of record annual total gold production. The Company's total gold production for 2021 was an annual record of 1,047,414 ounces (including 59,819 ounces of attributable production from Calibre) (2020 – 1,040,737 ounces), near the upper end of its revised guidance range (of between 1,015,000 – 1,055,000 ounces) and

exceeding the upper end of its original guidance range (of between 970,000 – 1,030,000 ounces). Consolidated gold production from the Company's three operating mines was 987,595 ounces (2020 - 995,258 ounces), near the top end of the revised guidance range (of between 965,000 – 995,000 ounces) and exceeding the upper end of the original guidance range (of between 920,000 – 970,000 ounces), with solid performances from each of the Company's three mines (see "Operations" section below), including both the Masbate and Otjikoto mines achieving record annual gold production in 2021. In addition, the Fekola Mine achieved another strong year in 2021, producing 567,795 ounces of gold, near the upper end of its revised guidance range (of between 560,000 - 570,000 ounces) and exceeding the upper end of its original guidance range (of between 530,000 - 560,000 ounces).

For the fourth quarter of 2021, the Company's total gold production was 304,897 ounces (including 16,048 ounces of attributable production from Calibre) and consolidated gold production from the Company's three operating mines was 288,849 ounces, both in-line with budget and 13% higher than the fourth quarter of 2020 resulting from higher gold production from the Fekola and Otjikoto mines, partially offset by lower gold production from the Masbate Mine.

For full-year 2021, total cash operating costs (including estimated attributable results for Calibre) were $535 per ounce produced ($528 per ounce sold), within the Company's guidance range (of between $500 - $540 per ounce) and $112 per ounce (26%) higher than 2020, and consolidated cash operating costs from the Company's three operating mines were $511 per ounce produced ($503 per ounce sold), within the Company's guidance range (of between $480 - $520 per ounce) and $105 per ounce (26%) higher than 2020. Cash operating costs per ounce produced were in-line with budget for 2021, as a result of offsetting factors, as the impact of the strong operating results from all of the Company's operations with above budget gold production was offset by inflation driven higher fuel costs, stronger local currencies and higher than budgeted processing of lower grade material at the Fekola Mine as low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of higher than budgeted processed tonnes. Compared to 2020, cash operating costs were higher due to higher input costs in 2021 resulting from higher pre-stripping activities, inflation driven higher fuel costs and higher import duties.

For the fourth quarter of 2021, total cash operating costs (including estimated attributable results for Calibre) were $484 per ounce produced ($433 per ounce sold), $79 per ounce (20%) higher than budget and in-line with the fourth quarter of 2020, and consolidated cash operating costs from the Company's three operating mines were $460 per ounce produced ($406 per ounce sold), $82 per ounce (22%) higher than budget and in-line with the fourth quarter of 2020. Consolidated cash operating costs for the fourth quarter of 2021 were higher than budget resulting from inflation pressures including higher fuel, reagents and consumables costs and stronger local currencies.

For full-year 2021, total AISC (including estimated attributable results for Calibre) were $888 per ounce sold, within the Company's guidance range (of between $870 - $910 per ounce) and $100 per ounce (13%) higher than 2020, and consolidated AISC from the Company's three operating mines were $874 per ounce sold, within the Company's guidance range (of between $860 - $900 per ounce) and $100 per ounce (13%) higher than 2020. The consolidated AISC were in-line with budget for 2021, reflecting higher than budgeted gold ounces sold, higher than budgeted gains on settled fuel derivatives, partially offset by higher than budgeted sustaining capital expenditures ($10 million).

For the fourth quarter of 2021, total AISC (including estimated attributable results for Calibre) were $860 per ounce sold, $82 per ounce (11%) higher than budget and $66 per ounce (7%) lower than the fourth quarter of 2020, and consolidated AISC from the Company's three operating mines were $844 per ounce sold, $81 per ounce (11%) higher than budget and $73 per ounce (8%) lower than the fourth quarter of 2020. The higher than budgeted AISC for the fourth quarter of 2021 reflect the higher than budgeted cash operating costs and higher than budgeted sustaining capital expenditures, partially offset by higher than budgeted gold ounces sold and gains on settled fuel derivatives. Higher than budgeted sustaining capital expenditures in the fourth quarter of 2021 reflected expenditures which were delayed from earlier quarters of 2021.

For 2022, B2Gold remains well positioned for continued strong operational and financial performance. The Company's total gold production is forecast to be between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) in 2022, with total consolidated cash operating costs forecast to be between $620 - $660 per ounce and total consolidated AISC forecast to be between $1,010 - $1,050 per ounce. The Company's consolidated gold production from its three operating mines is forecast to be between 950,000 - 1,000,000 ounces in 2022, with consolidated cash operating costs forecast to be between $600 - $640 per ounce and consolidated AISC forecast to be between $1,000 - $1,040 per ounce. While the Company's 2022 production guidance does include estimated production from Cardinal, it does not include the potential upside to increase Fekola's gold production in 2022 from trucking material from the Anaconda area (comprised of the Menankoto Permit and the Bantako North Permit) (see "Operations" section below for additional discussion). Due to the timing of high-grade ore mining, consolidated gold production from the Company's three operating mines is expected to be significantly weighted to the second half of 2022; for the first half of 2022, consolidated gold production is forecast to be between 390,000 - 410,000 ounces, which is expected to increase significantly to between 560,000 - 590,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to be between $760 - $800 per ounce in the first half of 2022, before significantly improving to between $490 - $530 per ounce during the second half of 2022. In addition, consolidated AISC are expected to be between $1,250 - $1,290 per ounce in the first half of 2022 before significantly improving to between $820 - $860 per ounce during the second half of 2022.

Operating and capital costs across all of the Company's operations are forecast to increase in 2022, with significant impacts from global cost inflation. Consolidated cash operating costs per ounce produced are forecast to increase by approximately $120 per ounce, or 24% compared to 2021. Of this increase, $71 per ounce (or 59%), is due to inflation including fuel cost, mechanical components and labor cost increases, coupled with a stronger foreign exchange rate for the Namibian dollar. The remaining $49 per ounce (41%) of the increase in consolidated cash operating costs is driven by operational related factors including the continued ramp up to full production of the higher strip ratio Cardinal zone at the Fekola Mine, commencement of operations from the Wolfshag underground mine in the second half of 2022 and deeper open pits at the Fekola and Otjikoto mines. These impacts are partially offset by higher budgeted gold ounce production than 2021, led by the Fekola Mine. Consolidated AISC are budgeted to increase by approximately $150 per ounce, or 18%. Approximately 50% of this increase is due to the inflationary increases in cash operating costs noted above. The remaining increase is driven by the non-inflationary factors noted above as well as higher sustaining capital costs to support larger mining fleets and fleet

maintenance as the open pits continue to grow and new sustaining capital projects including planned tailings storage facility raises at the Fekola and Masbate mines. The higher sustaining capital is offset partially by higher budgeted consolidated production, led by the Fekola Mine, and net lower capitalized pre-stripping costs.

Notwithstanding the ongoing sanctions on Mali announced by the Economic Community of West African States ("ECOWAS") on January 9, 2022, including closure of borders with Mali, the Fekola Mine continues to operate unimpeded and the Company expects to meet its 2022 production guidance for Fekola. The Fekola Mine appears well-positioned for any potential supply disruptions that might be caused by the border closures. Fuel supplies are not affected by the sanctions and continue passing through the border with Senegal and the Company continues to monitor alternative routings to bring in other critical supplies, if necessary. Gold sales from the Fekola Mine have continued and are expected to continue on an ordinary course basis.

2021 Full-Year and Fourth Quarter Financial Results

For full-year 2021, consolidated gold revenue was $1.76 billion on sales of 981,401 ounces at an average realized gold price of $1,796 per ounce, compared to $1.79 billion on sales of 1,006,455 ounces at an average realized gold price of $1,777 per ounce in 2020. The slight decrease in gold revenue of 1% ($0.03 billion) was due to a 2% decrease in gold ounces sold, partially offset by a 1% increase in the average realized gold price.

For the fourth quarter of 2021, consolidated gold revenue was $526 million on sales of 292,350 ounces at an average realized gold price of $1,800 per ounce, compared to $480 million on sales of 256,655 ounces at an average realized gold price of $1,868 per ounce in the fourth quarter of 2020. The increase in gold revenue of 10% ($46 million) was due to a 14% increase in gold ounces sold (mainly due to the higher gold production), partially offset by a 4% decrease in the average realized gold price.

For full-year 2021, consolidated cashflows from operating activities was $724 million, significantly exceeding the Company's last forecast of $650 million as a result of additional unbudgeted gold shipments and sales of approximately $25 million, lower cash tax payments of $40 million as noted below and the timing of other working capital outflows. Current income tax payments for 2021 totaled approximately $340 million (including $18 million which was settled by value-added tax offsets) and included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Current income tax payments for 2021 were approximately $40 million lower than the original budgeted guidance of $380 million mainly due to $10 million lower than budgeted tax obligations at Otjikoto and a rollover amount of $20 million for Fekola tax installments which had been budgeted for the fourth quarter of 2021 but which is now expected to be paid by the second quarter of 2022. Compared to 2020, consolidated cashflows provided by operating activities was $227 million lower, reflecting lower gold revenues of $27 million, higher production costs of $86 million and higher non-cash working capital outflows for 2021, most significantly for current income and other taxes payables and value-added tax receivables.

Based on current assumptions, including a gold price of $1,800 per ounce, the Company expects to generate consolidated cashflows from operating activities of approximately $625 million in 2022, expected to be significantly weighted to the second half of 2022. In addition, the Company is forecasting to make total cash income tax payments in 2022 of approximately $290 million, including $71 million related to the outstanding 2021 current income tax and priority dividend obligations which are included in current income and other taxes payable at December 31, 2021.

For the fourth quarter of 2021, consolidated cashflows provided by operating activities was $266 million compared to $197 million in the fourth quarter of 2020. The increase over the fourth quarter of 2020 was mainly due to higher sales volumes (as a result of higher production).

For full-year 2021, net income was $461 million compared to $672 million for 2020. Net income attributable to the shareholders of the Company was $420 million ($0.40 per share) compared to $628 million ($0.60 per share) for 2020. In the third quarter of 2020, the Company identified a higher sustained long-term gold price as an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $122 million (pre-tax $174 million impairment reversal less $52 million deferred tax expense). Adjusted net income attributable to the shareholders of the Company (see "Non-IFRS Measures") was $384 million ($0.36 per share) for 2021 compared to adjusted net income of $515 million ($0.49 per share) for 2020.

Net income for the fourth quarter of 2021 was $153 million compared to $174 million for the fourth quarter of 2020. Net income attributable to the shareholders of the Company was $137 million ($0.13 per share) compared to $168 million ($0.16 per share) for the fourth quarter of 2020. Adjusted net income attributable to the shareholders of the Company was $113 million ($0.11 per share) for the fourth quarter of 2021 compared to adjusted net income of $147 million ($0.14 per share) for the fourth quarter of 2020.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2021, the Company had cash and cash equivalents of $673 million (December 31, 2020 - $480 million) and working capital of $802 million (December 31, 2020 - $465 million). In addition, the Company's $600 million Revolving Credit Facility ("RCF") remains fully undrawn and available.

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold's quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

On December 16, 2021, the Company entered into a revised RCF agreement with its existing syndicate of banks. The maximum available for drawdown under the facility remains at $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million. The RCF bears interest on a sliding scale of between LIBOR plus 2.00% to 2.50% based on the Company's consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding

scale basis of between 0.45% and 0.563%. The term of the RCF is four years, maturing on December 16, 2025.

First Quarter 2022 Dividend

On February 22, 2022, B2Gold's Board of Directors declared a cash dividend for the first quarter of 2022 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), payable on March 17, 2022 to shareholders of record as of March 9, 2022.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level. This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the B2Golds's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Operations

Mine-by-mine gold production in the fourth quarter and full-year 2021 (including the Company's estimated 33% share of Calibre's production) was as follows:

Mine	Q4 2021 Gold Production (ounces)	Full-Year 2021 Gold Production (ounces)	Revised Full-Year 2021 Guidance Gold Production (ounces)	Original Full-Year 2021 Guidance Gold Production (ounces)
Fekola	163,539	567,795	560,000 - 570,000	530,000 - 560,000
Masbate	46,629	222,227	215,000 - 225,000	200,000 - 210,000
Otjikoto	78,681	197,573	190,000 - 200,000	190,000 - 200,000
B2Gold Consolidated [(1)]	**288,849**	**987,595**	**965,000 - 995,000**	**920,000 - 970,000**
Equity interest in Calibre [(2)]	**16,048**	**59,819**	**50,000 - 60,000**	**50,000 - 60,000**
Total	**304,897**	**1,047,414**	**1,015,000 - 1,055,000**	**970,000 - 1,030,000**

(1) *"B2Gold Consolidated" - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).*

(2)   "Equity interest in Calibre" – For 2021, represents the Company's approximate 33% indirect share of the operations of Calibre's El Limon and La Libertad mines in Nicaragua. On January 12, 2022, the Company's ownership interest in Calibre was diluted to 25%, as a result of Calibre's acquisition of Fiore Gold Ltd. B2Gold applies the equity method of accounting for its ownership interest in Calibre.

Mine-by-mine cash operating costs per ounce (on a per ounce of gold produced basis) in the fourth quarter and full-year 2021 were as follows (presented on a 100% basis):

Mine	Q4 2021 Cash Operating Costs ($ per ounce produced)	Full-Year 2021 Cash Operating Costs ($ per ounce produced)	Full-Year 2021 Guidance Cash Operating Costs ($ per ounce produced)
Fekola	$379	$449	$405 - $445
Masbate	$952	$682	$650 - $690
Otjikoto	$338	$493	$480 - $520
B2Gold Consolidated	**$460**	**$511**	**$480 - $520**
Equity interest in Calibre [(1)]	**$915**	**$940**	**$920 - $1,020**
Total	**$484**	**$535**	**$500 - $540**

Mine-by-mine cash operating costs per ounce (on a per ounce of gold sold basis) in the fourth quarter and full-year 2021 were as follows (presented on a 100% basis):

Mine	Q4 2021 Cash Operating Costs ($ per ounce sold)	Full-Year 2021 Cash Operating Costs ($ per ounce sold)	Full-Year 2021 Guidance Cash Operating Costs ($ per ounce sold)
Fekola	$314	$439	$405 - $445
Masbate	$939	$660	$650 - $690
Otjikoto	$334	$511	$480 - $520
B2Gold Consolidated	**$406**	**$503**	**$480 - $520**
Equity interest in Calibre [(1)]	**$915**	**$937**	**$920 - $1,020**
Total	**$433**	**$528**	**$500 - $540**

Mine-by-mine AISC (on a per ounce of gold sold basis) in the fourth quarter and full-year 2021 were as follows (presented on a 100% basis):

Mine	Q4 2021 AISC ($ per ounce sold)	Full-Year 2021 AISC ($ per ounce sold)	Full-Year 2021 Guidance AISC ($ per ounce sold)
Fekola	$749	$765	$745 - $785
Masbate	$1,331	$914	$955 - $995
Otjikoto	$583	$908	$830 - $870
B2Gold Consolidated	**$844**	**$874**	**$860 - $900**
Equity interest in Calibre [(1)]	**$1,147**	**$1,120**	**$1,040 - $1,140**
Total	**$860**	**$888**	**$870 - $910**

Fekola Gold Mine – Mali

The Fekola Mine in Mali achieved another strong year in 2021, producing 567,795 ounces of gold, near the upper end of its revised guidance range (of between 560,000 - 570,000 ounces) and exceeding the upper end of its original guidance range (of between 530,000 - 560,000 ounces), due to significantly higher than budgeted mill throughput, partially offset by lower processed grade, as Fekola's low-grade stockpiles were used to supplement the additional unbudgeted mill feed required as a result of the significantly higher than budgeted processed tonnes. As expected, compared to 2020, gold production was lower by 9% (54,723 ounces) as a result of the higher planned pre-stripping and lower mined ore grades in the first half of 2021, as Phases 5 and 6 of the Fekola Pit were developed. In the fourth quarter of 2021, the Fekola Mine produced 163,539 ounces of gold, 2% above budget (3,539 ounces), and 3% (4,991 ounces) higher compared to the fourth quarter of 2020, mainly due to the higher mill throughput. In September 2021, the Fekola Mine produced its 2 millionth ounce of gold, 4 years from the commencement of production.

For full-year 2021, mill feed grade was 2.05 grams per tonne ("g/t") compared to budget of 2.32 g/t and 2.99 g/t in 2020; mill throughput was 9.14 million tonnes compared to budget of 7.75 million tonnes and 6.87 million tonnes in 2020; and gold recovery averaged 94.2% compared to budget of 94.0% and 94.3% in 2020. Throughout 2021, Fekola's processing facilities continued to significantly outperform (following the successful completion of the Fekola mill expansion in September 2020) resulting in record annual throughput of 9.14 million tonnes for 2021, 18% above budget and 33% higher than 2020, and record quarterly throughput of 2.41 million tonnes in the fourth quarter of 2021, 23% above budget and 20% higher than the fourth quarter of 2020. The higher than budgeted mill throughput for 2021 was due to favourable ore fragmentation and hardness, as well as optimization of the grinding circuit. Based on the positive results noted throughout 2021, Fekola's annualized throughput rate is now expected to average approximately 9.0 million tonnes per annum ("Mtpa") (over the long-term), based on an ore blend including fresh rock and weathered material (saprolite).

For full-year 2021, Fekola's cash operating costs were $449 per ounce produced ($439 per ounce sold), slightly above the upper end of its guidance range (of between $405 - $445 per ounce). Fekola's higher than budgeted operating costs in 2021 resulted from inflation related fuel and consumable price increases, lower than budgeted capitalized waste stripping and higher than budgeted site general and camp costs

related to COVID-19 mitigation measures, partially offset by higher than budgeted production. Compared to 2020, Fekola's cash operating costs were $129 per ounce (40%) higher, mainly due to lower production (54,723 ounces or 9% less than 2020) combined with higher fuel and consumable costs, import duties and ongoing COVID-19 related labor costs in 2021. For the fourth quarter of 2021, Fekola's cash operating costs were $379 per ounce produced ($314 per ounce sold) (fourth quarter of 2020 - $397 per ounce produced) which was $60 per ounce (19%) above budget, as a result of the inflation related cost increases discussed above and the processing of unbudgeted low grade stock-pile material to supplement the higher than budgeted mill throughput in the quarter.

Fekola's AISC for full-year 2021 were $765 per ounce sold (2020 - $599 per ounce sold), at the midpoint of its guidance range (of between $745 - $785 per ounce). For the fourth quarter of 2021, Fekola's AISC were $749 per ounce sold, compared to a budget of $696 per ounce sold and $736 per ounce sold in the fourth quarter of 2020. As expected, Fekola's AISC for the fourth quarter of 2021 were impacted by the catch up of budgeted sustaining capital expenditures which were delayed from earlier quarters of 2021 and higher than budgeted royalties (resulting from higher average realized gold prices).

Capital expenditures for the full-year 2021 totaled $111 million, primarily consisting of $50 million for pre-stripping, $13 million for the development of the Cardinal zone including mobile equipment purchases, $10 million for the mining fleet expansion, $9 million for the solar plant, $7 million for mobile equipment rebuilds and $6 million for tailings storage facility expansion and equipment. Capital expenditures in the fourth quarter of 2021 totaled $57 million and consisted of $29 million for pre-stripping, $9 million for the development of Cardinal including mobile equipment purchases, $7 million for the mining fleet expansion, $4 million for mobile equipment rebuilds and $3 million for tailings storage facility expansion and equipment. Due to the high processing throughput rates achieved with a blend of fresh rock and saprolite ore, expansion of Fekola's existing tailings storage facility was required one year ahead of schedule and commenced in the third quarter of 2021. Design and planning for a new tailings storage facility is also underway, with construction commencing as early as the first quarter of 2022.

With the Fekola solar plant now 100% online (following the successful completion of the solar plant construction early in the second quarter of 2021), the Company expects to reduce Fekola's Heavy Fuel Oil ("HFO") consumption by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year. Fekola's solar power production to date indicates that the plant has the capacity to exceed initial power production estimates.

After review of an Environmental and Social Impact Assessment by the Malian authorities, the existing Medinandi (Fekola) permit was updated to include the Cardinal zone, located within 500 metres of the current Fekola resource pit. On February 2, 2022, the Company announced an updated Mineral Resource estimate for the Cardinal zone which, as at December 31, 2021, included an initial Indicated Mineral Resource estimate of 8 million tonnes at 1.67 g/t gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19 million tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at $1,800 per ounce gold.

Initial mining operations at the Cardinal zone have commenced and will continue to ramp up in 2022. To December 31, 2021, 164,340 tonnes at an average grade of 1.66 g/t have been mined at Cardinal. For 2022, oxide mineralization within the Cardinal zone will be a low-cost source of mill feed for the Fekola Mine, with approximately 50,000 ounces budgeted to be produced from the Cardinal zone (included in the Fekola

Mine's 2022 annual production guidance). Based on current engineering studies, the Cardinal zone has the potential to add an average of approximately 60,000 ounces per year to Fekola's annual gold production over the next 6 to 8 years. Exploration drilling at the Cardinal zone is ongoing and recent drill results have returned good gold grades over significant widths below the current resource which remains open at depth and along strike.

The low-cost Fekola Mine in Mali is expected to produce between 570,000 - 600,000 ounces of gold in 2022 at cash operating costs of between $510 - $550 per ounce and AISC of between $840 - $880 per ounce. Fekola's gold production is budgeted to be higher in 2022 (compared to 567,795 ounces produced in 2021) due to the optimization of the mining sequence to provide earlier access to high-grade ore from Phase 6 of the Fekola Pit as well as the ramping up of mining operations at the Cardinal zone (fully permitted and located within 500 metres of the current Fekola resource pit) primarily in the second half of 2022. As noted above, approximately 50,000 ounces is budgeted to be produced from the Cardinal zone in 2022 (and has been included in Fekola's 2022 annual production guidance). The potential to truck material from the nearby Anaconda Area (comprised of the Menankoto Permit and the Bantako North Permit) is currently being developed and is not included in Fekola's 2022 production guidance or the current Fekola life of mine plan. Preliminary planning by the Company has demonstrated that a pit situated on the Anaconda Area could provide saprolite material to be trucked to and fed into the Fekola mill commencing as early as late 2022, increasing the ore processed and annual gold production from the Fekola mill, subject to obtaining all necessary permits and completion of a final mine plan, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to Fekola's annual gold production. In 2022, a total of $33 million has been budgeted to facilitate Phase 1 saprolite mining at the Anaconda Area. An updated Mineral Resource estimate based on the results from the extensive 2020 and 2021 infill and exploration drill program at the Anaconda Area is expected in the first quarter of 2022 and will include an initial Mineral Resource estimate for the sulphide materials below the existing saprolite resource. The Company plans on commencing a Phase II study for the Anaconda Area when the updated Mineral Resource estimate on the sulphide material becomes available and based on 2022 exploration drilling results to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near Anaconda.

As a result of the planned pre-stripping and lower mined ore grades in the first half of 2022, as Phase 6 of the Fekola Pit continues to be developed and Cardinal is fully integrated, Fekola's gold production is expected to be significantly weighted to the second half of 2022 when mining reaches the higher grade portion of Phase 6 of the Fekola Pit and Cardinal operations are at full capacity. For the first half of 2022, Fekola's gold production is expected to be between 220,000 - 230,000 ounces, which is expected to increase significantly to between 350,000 - 370,000 ounces during the second half of 2022.

Based mainly on the weighting of production and timing of pre-stripping, Fekola's cash operating costs are expected to be between $720 - $760 per ounce in the first half of 2022, before significantly improving to between $380 - $420 per ounce during the second half of 2022. In addition, Fekola's AISC are expected to be between $1,140 - $1,180 per ounce in the first half of 2022, before significantly improving to between $660 - $700 per ounce during the second half of 2022. Approximately 50% of the budgeted increase in Fekola's AISC for 2022 (compared to 2021 guidance of between $745 - $785 per ounce) is driven by inflation and reflects higher budgeted prices for fuel, equipment components and other key consumables and higher labor costs. The remainder of the cost increase relates to operational factors including the

continued ramp up of operations at Cardinal, fleet rebuilds and maintenance and accelerated sustaining capital expenditures (including $10 million budgeted for a tailings storage facility raise).

<u>Masbate Gold Mine – the Philippines</u>

The Masbate Mine in the Philippines had a record year in 2021, producing an annual record of 222,227 ounces of gold, near the upper end of its revised guidance range (of between 215,000 - 225,000 ounces) and exceeding the upper end of its original guidance range (of between 200,000 - 210,000 ounces), due to higher than budgeted mill recoveries (11% above budget), partially offset by lower than budgeted mill throughput (5% below budget). In addition, Masbate's 2021 annual gold production was 9% (17,528 ounces) higher compared to 2020, mainly due to higher mined ore grades as a result of mining through higher-grade zones of the Main Vein and Montana pits in 2021. In the fourth quarter of 2021, the Masbate Mine produced 46,629 ounces of gold (Q4 2020 – 57,566 ounces), below budget by 10% (4,918 ounces), reflecting the fact that a portion of its budgeted fourth quarter production had been rescheduled and mined in the third quarter of 2021, as previously disclosed.

For full-year 2021, mill feed grade was 1.11 g/t compared to budget of 1.10 g/t and 1.00 g/t in 2020; mill throughput was 7.60 million tonnes compared to budget of 8.00 million tonnes and 7.76 million tonnes in 2020; and gold recovery averaged 81.6% compared to budget of 73.4% and 82.3% in 2020. Average gold recoveries were above budget in 2021 due to higher metallurgical recoveries than modelled and to mining a higher proportion of oxide ore than budgeted. Masbate's mill throughput was below budget in 2021 due to unplanned maintenance and repairs occurring mostly in the third quarter of 2021 when the Company took the opportunity to accelerate mill maintenance activities due to the positive variances on mill feed grade and recoveries which benefited Masbate's gold production in that quarter.

For full-year 2021, Masbate's cash operating costs were $682 per ounce produced ($660 per ounce sold), within its guidance range (of between $650 - $690 per ounce). Masbate's higher than budgeted production largely offset the impact of higher than budgeted mining and processing costs in 2021 (resulting mainly from inflation driven higher diesel and HFO prices). Compared to 2020, Masbate's cash operating costs were $53 per ounce produced (8%) higher, mainly due to higher fuel prices, partially offset by higher production in 2021. For the fourth quarter of 2021, Masbate's cash operating costs were $952 per ounce produced ($939 per ounce sold) which was $302 per ounce higher compared to budget and $367 per ounce higher than the fourth quarter of 2020, as a result of the lower planned production in the fourth quarter of 2021 as well as inflation driven higher than budgeted fuel prices.

Masbate's AISC for the full-year 2021 were $914 per ounce sold (2020 - $985 per ounce sold), $41 per ounce (4%) below the lower end of its guidance range (of between $955 - $995 per ounce). This was attributable to higher than budgeted gold ounces sold and realized gains on fuel derivatives in 2021, partially offset by higher than budgeted cash operating costs discussed above. For the fourth quarter of 2021, Masbate's AISC were $1,331 per ounce sold compared to a budget of $966 per ounce sold and $930 per ounce sold in the fourth quarter of 2020. As expected, Masbate's AISC for the fourth quarter of 2021 were higher than budget as a result of the planned lower production, higher than budgeted operating costs resulting from inflation driven higher fuel prices and the expected catch up of budgeted sustaining capital, which was delayed from earlier quarters of 2021, partially offset by higher than budgeted realized gains on fuel derivatives.

Capital expenditures totaled $31 million in 2021, including mobile equipment rebuilds and purchases of $8 million, processing equipment replacement costs of $8 million, tailings storage facility related projects of $8 million and pre-stripping costs of $3 million. Capital expenditures for the fourth quarter of 2021 totaled $10 million consisting primarily of $5 million of processing equipment replacement costs, tailings storage facility related projects of $2 million and $3 million of mobile equipment rebuilds.

The Masbate Mine is expected to produce between 205,000 - 215,000 ounces of gold in 2022 at cash operating costs of between $740 - $780 per ounce and AISC of between $1,070 - $1,110 per ounce. Masbate's gold production is scheduled to be relatively consistent throughout 2022. Approximately 60% of the budgeted increase in Masbate's AISC for 2022 (compared to 2021 guidance of between $955 - $995 per ounce) is driven by inflation, including higher budgeted fuel and consumable costs. The remainder of the increase is driven mainly by higher sustaining capital expenditures including fleet rebuilds and the planned addition of a powerhouse plant generator budgeted for approximately $10 million.

Otjikoto Gold Mine – Namibia

The Otjikoto Mine in Namibia had a strong second half in 2021 and finish to the year, resulting in new quarterly and annual gold production records. For full-year 2021, the Otjikoto Mine produced an annual record of 197,573 ounces of gold, near the upper end of its guidance range (of between 190,000 - 200,000 ounces), and 18% (29,532 ounces) higher compared to 2020. In the fourth quarter of 2021, the Otjikoto Mine produced a quarterly record of 78,681 ounces of gold, in-line with budget, and significantly higher by 96% (38,476 ounces) over the fourth quarter of 2020. As planned, with the completion of the pre-stripping campaigns at the Wolfshag and Otjikoto pits in the first half of 2021, Otjikoto's gold production increased significantly in the second half of 2021, as mining reached the higher-grade zone at the base of the Wolfshag Pit in the third quarter of 2021.

For full-year 2021, mill feed grade was 1.76 g/t compared to budget of 1.77 g/t and 1.52 g/t in 2020; mill throughput was 3.54 million tonnes compared to budget of 3.40 million tonnes and 3.51 million tonnes in 2020; and gold recovery averaged 98.6% compared to budget of 98.1% and 98.4% in 2020.

For full-year 2021, Otjikoto's cash operating costs were $493 per ounce produced ($511 per ounce sold), well within its guidance range (of between $480 - $520 per ounce). Otjikoto's cash operating costs on a per ounce basis was in-line with budget in 2021 as a result of higher than budgeted production together with only slightly above budgeted operating costs. Otjikoto's 2021 operating costs were impacted by inflation driven higher than budgeted fuel prices and a stronger than budgeted Namibian dollar, which were offset by higher than budgeted capitalized pre-stripping resulting in an overall cost per ounce which was in-line with budget. Compared to 2020, Otjikoto's cash operating costs were $40 per ounce produced (9%) higher, due to higher fuel prices and a stronger Namibian dollar in 2021. For the fourth quarter of 2021, Otjikoto's cash operating costs were $338 per ounce produced ($334 per ounce sold), $19 per ounce (6%) above budget, due to higher than budgeted fuel prices and a stronger than budgeted Namibian dollar. Compared to the fourth quarter of 2020, Otjikoto's cash operating costs were significantly lower by $182 per ounce (35%), due to higher production in 2021.

Otjikoto's AISC for the full-year 2021 were $908 per gold ounce sold (2020 - $920 per ounce sold), above the high end of its guidance range (of between $830 - $870 per ounce), due to higher than budgeted sustaining capital expenditures ($8 million higher than budgeted, consisting of higher than budgeted pre-stripping of $5 million and mobile equipment rebuilds of $3 million) partially offset by higher than budgeted ounces sold and realized fuel derivative gains. For the fourth quarter of 2021, AISC were $583 per ounce sold comparable to the budget of $563 per ounce sold and significantly lower than $1,200 per ounce sold in the fourth quarter of 2020, due to higher production in 2021.

Capital expenditures totaled $81 million in 2021, primarily consisting of $41 million for pre-stripping for the Otjikoto Pit Phase 4 and Wolfshag Pit Phase 3, $21 million for Wolfshag underground development, $11 million in mobile equipment rebuilds and purchases and $7 million for the national power grid connection line. Capital expenditures for the fourth quarter of 2021 totaled $22 million primarily consisting of $8 million for pre-stripping for the Otjikoto Pit Phase 4, $7 million for Wolfshag underground development, $4 million for the national power grid connection line and $3 million in mobile equipment rebuilds and purchases.

Development of the Wolfshag underground mine continues to progress with ore production expected to begin in the first half of 2022. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit includes 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

The Otjikoto Mine is expected to produce between 175,000 - 185,000 ounces of gold in 2022 at cash operating costs of between $740 - $780 per ounce and AISC of between $1,120 - $1,160 per ounce. Otjikoto's gold production is budgeted to be lower in 2022 (compared to Otjikoto's record annual gold production of 197,573 ounces in 2021) as lower grade ore is anticipated to be processed in 2022 following the planned completion of mining at the higher grade Wolfshag Pit Phase 3 in the first quarter of 2022. Approximately 30% of the budgeted increase in Otjikoto's AISC for 2022 (compared to 2021 guidance of between $830 and $870 per ounce) is driven by inflation and reflects higher budgeted prices for fuel, labor and other key consumables while a stronger Namibian dollar accounts for approximately 10% of the cost increase. The remainder of the increase is the result of operational related issues including higher mining costs as underground mining at Wolfshag ramps up and mining out of the higher grade Wolfshag Pit Phase 3 in the first quarter of 2022.

In the first half of 2022, processed ore is expected to be sourced from Phase 3 of the Wolfshag Pit (scheduled to be completed in the first quarter of 2022) and Phase 3 of the Otjikoto Pit, supplemented by medium and high-grade ore stockpiles, expected to result in an average head grade of approximately 1.26 g/t. In the second half of 2022, head grade is expected to increase and average approximately 2.10 g/t, when mining is scheduled to reach the higher-grade portions of Phase 3 of the Otjikoto Pit and high-grade ore production ramps up at the Wolfshag underground mine. As a result of this timing of high-grade ore mining, Otjikoto's gold production is expected to be significantly weighted to the second half of 2022. For the first half of 2022, Otjikoto's gold production is expected to be between 65,000 - 70,000 ounces, which is expected to increase significantly to between 110,000 - 115,000 ounces during the second half of 2022. Based mainly on the weighting of the planned production and timing of pre-stripping, Otjikoto's cash operating costs are expected to be between $960 - $1,000 per ounce in the first half of 2022, before significantly improving to

between $620 - $660 per ounce during the second half of 2022. In addition, Otjikoto's AISC are expected to be between $1,460 - $1,500 per ounce in the first half of 2022, before significantly improving to between $930 - $970 per ounce during the second half of 2022.

Development

<u>Anaconda Area (comprised of the Menankoto and Bantako North permits) - Mali</u>

In December 2021, B2Gold and the Government of Mali were pleased to reach an agreement in principle relating to the dispute on the Menankoto Permit, where the Government of Mali agreed that it would grant a new exploration permit covering the same perimeter as the Menankoto Permit to a new Malian subsidiary of B2Gold, and B2Gold would withdraw the international arbitration proceedings that its Malian subsidiary previously commenced against the Republic of Mali. On February 2, 2022 the Company announced that B2Gold's Malian subsidiary had received the new Menankoto Permit, issued by the Government of Mali in compliance with the procedures and requirements set out under the Malian 2019 Mining Code (previous permit had been issued under the Malian 2012 Mining Code), which provides for an initial term of three years and renewable for two additional three year periods. B2Gold's Malian subsidiary has now withdrawn the international arbitration proceedings against the Republic of Mali.

In 2022, a total of $33 million has been budgeted to commence Phase 1 saprolite mining at the Anaconda Area (comprised of the Menankoto Permit and the Bantako North Permit). Saprolite ore could be mined and hauled to Fekola commencing as early as late 2022. The budget includes $12 million for mining fleet and haulage equipment, $6 million for roads infrastructure and earthworks, $2 million for buildings and $3 million for project management and engineering costs.

In 2022, approximately $17 million is also budgeted to be spent on exploration in the Anaconda Area. With the receipt of the Menankoto Permit, exploration on the Menankoto Permit has commenced, initially with two drill rigs operating, which will build on the $31 million that the Company has spent to date on the Menankoto Permit, with additional drill rigs to be deployed shortly. The Company plans to continue focusing on upgrading and expanding the existing saprolite Inferred Mineral Resource estimate of 21.6 million tonnes at 1.11 g/t for 770,000 ounces for the Anaconda Area (originally released in June 2017). An updated Mineral Resource estimate for the Anaconda Area based on the results from the extensive 2020 and 2021 infill and exploration drill program is expected in the first quarter of 2022 and will feed into engineering studies currently underway. This new resource estimate will also include an initial Mineral Resource estimate for the sulphide material below the saprolite. The Company will continue to follow up on the sulphide mineralization at the Mamba, Adder and several other targets below the saprolite mineralization in 2022. Additionally, the Company has completed environmental and social studies to support permitting efforts.

<u>Gramalote Project (B2Gold – 50%/AngloGold Ashanti Limited ("AngloGold") – 50%) - Colombia</u>

Following a review of Gramalote's feasibility study work to date, B2Gold believes that there is strong potential to improve the economics of the project (economic highlights were previously released on May 4, 2021 based on the feasibility study work to date), which could be developed by revisiting the original Gramalote Project design parameters included in the existing mining permit (as applied in the Gramalote Preliminary Economic Assessment in January 2020 and historical AngloGold studies) and further optimizing project design. Review of the updated Gramalote Ridge Mineral Resource also shows that further value can be created through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit.

As the evaluation of the different optimization opportunities advances, B2Gold is reviewing what changes in the design could require minor and major permit amendments of the approved Environmental and Social Impact Assessment (ESIA). The supporting environmental and social studies continue to move forward as planned.

Currently under review by B2Gold and its partner, AngloGold, is the 2022 budget for the Gramalote Project in Colombia which will fund the Gramalote Feasibility Study optimization, exploration, community support, continued advancement of key social initiatives and compliance with regulatory and Environmental Impact Assessment requirements. A separate construction budget is expected to be developed subsequently upon a positive (optimized) Gramalote Feasibility Study and construction decision.

B2Gold now expects that the results of final feasibility study for the Gramalote Project will be available by the end of the second quarter of 2022 with a final feasibility study delivered in the third quarter of 2022. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine (decision date now expected by the end of the third quarter of 2022), B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities.

Summary and Outlook

Despite the continuing challenges of the COVID-19 pandemic, B2Gold had another remarkable year of strong operational performance in 2021, with the achievement of B2Gold's thirteenth consecutive year of record annual total gold production. The Company's total gold production for 2021 was an annual record of 1,047,414 ounces (including 59,819 ounces of attributable production from Calibre) (2020 - 1,040,737 ounces), near the upper end of its revised guidance range (of between 1,015,000 - 1,055,000 ounces) and exceeding the upper end of its original guidance range (of between 970,000 - 1,030,000 ounces).

Looking forward to 2022, B2Gold remains well positioned for continued strong operational and financial performance. The Company's total gold production is forecast to be between 990,000 - 1,050,000 ounces (including 40,000 and 50,000 attributable ounces projected from Calibre) in 2022, with total consolidated

cash operating costs forecast to be between $620 - $660 per ounce and total consolidated all-in sustaining costs forecast to be between $1,010 - $1,050 per ounce.

Due to the Company's strong net positive cash position, strong operating results and cash flows and the current higher gold price environment, B2Gold's quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

Following the receipt of the Menankoto Permit in Mali, the Company plans to expand the scope of its exploration activities on the Anaconda Area (comprised of the Menankoto Permit and the Bantako North Permit) to build on the successful exploration programs already completed to date. The Company plans to continue focusing on upgrading and expanding the existing Anaconda Area saprolite Inferred Mineral Resource estimate of 21.6 million tonnes at 1.11 g/t for 770,000 ounces for the Anaconda Area (originally released in June 2017). An updated Mineral Resource estimate based on the results from the extensive 2020 and 2021 infill and exploration drill program is expected in the first quarter of 2022 and will feed into engineering studies currently underway. This new resource estimate will also include an initial Mineral Resource estimate for the sulphide material below the existing saprolite resource. The Company will continue to follow up on the sulphide mineralization at the Mamba, Adder and several other targets below the saprolite mineralization in 2022.

The potential to truck material from the Anaconda Area in late 2022 is currently being developed and is not included in Fekola's 2022 production guidance or the current Fekola life of mine plan. Preliminary planning by the Company has demonstrated that a pit situated on the Anaconda Area could provide saprolite material to be trucked to and fed into the Fekola mill commencing as early as late 2022, increasing the ore processed and annual gold production from the Fekola mill, subject to obtaining all necessary permits and completion of a final mine plan. This has the potential to add an average of approximately 80,000 to 100,000 ounces per year to Fekola's annual gold production. In 2022, a total of $33 million has been budgeted to facilitate Phase 1 saprolite mining at the Anaconda Area. The Company plans on commencing a Phase II study when the updated Mineral Resource estimate on the sulphide material becomes available and based on 2022 exploration drilling results to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near the Anaconda Area.

On February 2, 2022 the Company announced an updated mineral resource estimate for the Cardinal zone, adjacent to the main Fekola Mine open pit in Mali. The updated resource included a significantly increased Mineral Resource estimate for Cardinal zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 g/t gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at $1,800 per ounce gold. Approximately 50,000 ounces are budgeted to be produced from the Cardinal zone in 2022 and have been included in Fekola's 2022 production guidance. Based on engineering studies completed to date, the Cardinal Zone has the potential to add an average of approximately 60,000 ounces per year over the next 6 to 8 years to Fekola's annual gold production.

The Company also continues to advance its other development projects while at the same time reviewing its portfolio and divesting non-core assets which it determines do not meet the Company's investment

criteria. Work continues on the Gramalote Project and based on a review of the feasibility study work to date, B2Gold believes that there is strong potential for a more robust project. Results from the Gramalote feasibility study are now expected to be available by the end of the second quarter of 2022 with a full feasibility study completed by the end of the third quarter of 2022. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine (decision date now expected by the end of the third quarter of 2022), B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project. In addition, on November 30, 2021, the Company completed the sale of the Company's Kiaka and Toega projects in Burkina Faso to WAF for a combination of cash, WAF shares and production royalties, which enables the Company to both monetize its investment in the Kiaka and Toega projects to-date while at the same time benefitting from the future development of the projects.

After a very successful year for exploration in 2021, B2Gold is conducting an aggressive exploration campaign in 2022 with a budget of approximately $65 million (excluding the Gramalote Project). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines, and continued focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $29 million for its grassroots exploration programs, including several new regions.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

Fourth Quarter and Year-end 2021 Financial Results - Conference Call/Webcast Details

B2Gold executives will host a conference call to discuss the results on Wednesday, February 23, 2022, at 10:00am PST/1:00pm EST. You may access the call by dialing the operator at +1 (778) 383-7413 (Vancouver), +1 (416) 764-8659 (Toronto) or +1 (888) 664-6392 (North American toll free) prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be available for two weeks after the call at +1 (416) 764-8677 (local or international) or +1 (888) 390-0541 (North America toll free) (passcode 062821 #).

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
+1 604-681-8371
imaclean@b2gold.com

Katie Bromley
Manager, Investor Relations & Public Relations
+1 604-681-8371
kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $625 million in 2022 which are expected to be significantly weighted to the second half of 2022; remaining well positioned for continued strong operational and financial performance for 2022; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2022, including production being weighted heavily to the second half of 2022; total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022 with cash operating costs of between $620 and $660 per ounce and AISC of between $1,010 and $1,050 per ounce; the Fekola mill being expected to run at an annualized throughput rate of approximately 9.0 Mtpa (over the long-term); the completion of an updated mineral resource estimate for the Anaconda area in the first quarter of 2022; the potential upside to increase Fekola's gold production in 2022 by trucking material from the Anaconda area, including the potential to add approximately 80,000 to 100,000 per year to Fekola's annual production profile, and for the Anaconda area to provide saprolite material to feed the Fekola mill starting in late 2022; the commencement of a Phase II study for the Anaconda area upon completion of the updated mineral resource estimate on the sulphide material becomes and based on 2022 exploration drilling results to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near Anaconda; the potential for production from the Cardinal zone to add approximately 50,000 ounces in 2022 to the Company's production profile and approximately 60,000 per year over the next 6 to 8 years; the Fekola Mine to be well-positioned for any potential supply disruptions caused by the border closures following the ECOWAS sanctions;; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in the first half of 2022; the completion of the Gramalote Feasibility Study and the results therein, and a construction decision to be made shortly thereafter; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation

that quarterly dividends will be maintained at the same level; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current

and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Dec. 31, 2021	For the three months ended Dec. 31, 2020	For the twelve months ended Dec. 31, 2021	For the twelve months ended Dec. 31, 2020
Gold revenue	$ 526,113	$ 479,525	$ 1,762,264	$ 1,788,928
Cost of sales				
Production costs	(118,694)	(114,430)	(493,389)	(407,865)
Depreciation and depletion	(122,588)	(78,207)	(378,892)	(301,491)
Royalties and production taxes	(37,080)	(30,775)	(121,431)	(121,285)
Total cost of sales	(278,362)	(223,412)	(993,712)	(830,641)
Gross profit	247,751	256,113	768,552	958,287
General and administrative	(19,159)	(18,585)	(50,185)	(45,605)
Share-based payments	(6,736)	(1,729)	(22,571)	(17,129)
Net gain on disposal of Burkina Faso assets	22,463	—	22,463	—
(Impairment) reversal of impairment of long-lived assets	(5,905)	—	(5,905)	174,309
Write-down of mineral property interests	(15)	98	(15)	(11,353)
Community relations	(903)	(1,568)	(3,072)	(6,484)
Foreign exchange losses	(2,137)	(7,299)	(5,895)	(15,301)
Share of net income of associates	4,345	8,655	17,543	22,167
Other	(2,310)	(529)	(6,282)	(5,957)
Operating income	237,394	235,156	714,633	1,052,934
Interest and financing expense	(2,741)	(2,846)	(11,798)	(15,803)
Gains (losses) on derivative instruments	1,349	6,427	24,373	(5,706)
Other	(1,140)	1,016	(981)	3,003
Income from operations before taxes	234,862	239,753	726,227	1,034,428
Current income tax, withholding and other taxes	(96,049)	(79,662)	(270,669)	(309,913)
Deferred income tax recovery (expense)	14,327	14,314	5,267	(52,102)
Net income for the period	153,140	174,405	460,825	672,413
Attributable to:				
Shareholders of the Company	$ 136,943	$ 168,462	$ 420,065	$ 628,063
Non-controlling interests	16,197	5,943	40,760	44,350
Net income for the period	$ 153,140	$ 174,405	$ 460,825	$ 672,413
Earnings per share (attributable to shareholders of the Company)				
Basic	$ 0.13	$ 0.16	$ 0.40	$ 0.60
Diluted	$ 0.13	$ 0.16	$ 0.40	$ 0.59
Weighted average number of common shares outstanding (in thousands)				
Basic	1,055,833	1,050,752	1,053,809	1,043,385
Diluted	1,062,139	1,064,599	1,061,542	1,056,302

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Dec. 31, 2021	For the three months ended Dec. 31, 2020	For the twelve months ended Dec. 31, 2021	For the twelve months ended Dec. 31, 2020
Operating activities				
Net income for the period	$ 153,140	$ 174,405	$ 460,825	$ 672,413
Mine restoration provisions settled	(343)	(217)	(343)	(425)
Non-cash charges, net	104,252	48,735	369,556	198,058
Changes in non-cash working capital	8,492	(26,099)	(104,615)	86,777
Changes in long-term value added tax receivables	751	(134)	(1,310)	(6,178)
Cash provided by operating activities	266,292	196,690	724,113	950,645
Financing activities				
Revolving credit facility, drawdowns net of transaction costs	(3,368)	—	(3,368)	250,000
Repayment of revolving credit facility	—	—	—	(450,000)
Equipment loan facilities, drawdowns net of transaction costs	—	41,416	—	41,416
Repayment of equipment loan facilities	(6,991)	(7,446)	(28,797)	(28,445)
Interest and commitment fees paid	(532)	(1,613)	(6,232)	(12,451)
Cash proceeds from stock option exercises	2,658	3,017	6,435	46,152
Dividends paid	(42,221)	(42,046)	(168,372)	(115,266)
Distributions to non-controlling interests	(3,776)	(9,206)	(36,187)	(9,206)
Loan repayments from non-controlling interests	5,312	—	5,312	—
Principal payments on lease arrangements	(1,265)	(727)	(3,889)	(3,637)
Changes in restricted cash accounts	78	1,341	870	2,572
Cash used by financing activities	(50,105)	(15,264)	(234,228)	(278,865)
Investing activities				
Expenditures on mining interests:				
Fekola Mine	(56,559)	(28,378)	(110,637)	(184,037)
Masbate Mine	(10,378)	(14,619)	(30,743)	(34,041)
Otjikoto Mine	(21,599)	(25,119)	(80,936)	(66,815)
Gramalote Property	(7,218)	(3,924)	(23,887)	(19,498)
Other exploration and development	(16,748)	(15,661)	(56,116)	(48,182)
Cash proceeds from sale of mineral properties, net of transaction costs	31,684	15,525	31,684	24,525
Purchase of common shares of associate	—	—	(5,945)	—
Funding of reclamation accounts	(3,439)	(2,878)	(8,009)	(11,575)
Other	(236)	1,106	(1,688)	1,667
Cash used by investing activities	(84,493)	(73,948)	(286,277)	(337,956)
Increase in cash and cash equivalents	131,694	107,478	203,608	333,824
Effect of exchange rate changes on cash and cash equivalents	(5,202)	6,747	(10,294)	5,265
Cash and cash equivalents, beginning of period	546,507	365,460	479,685	140,596
Cash and cash equivalents, end of period	$ 672,999	$ 479,685	$ 672,999	$ 479,685

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at December 31, 2021	As at December 31, 2020
Assets		
Current		
Cash and cash equivalents	$ 672,999	$ 479,685
Accounts receivable, prepaids and other	32,112	21,306
Deferred consideration receivable	41,559	—
Value-added and other tax receivables	14,393	11,797
Inventories	272,354	238,055
Assets classified as held for sale	12,700	11,855
	1,046,117	762,698
Long-term investments	32,118	9,354
Value-added tax receivables	63,165	35,383
Mining interests		
Owned by subsidiaries and joint operations	2,231,831	2,387,020
Investments in joint ventures and associates	104,236	76,235
Other assets	82,371	67,142
Deferred income taxes	1,455	24,547
	$ 3,561,293	$ 3,362,379
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 111,716	$ 89,062
Current income and other taxes payable	92,275	154,709
Current portion of long-term debt	25,408	34,111
Current portion of mine restoration provisions	734	—
Other current liabilities	1,056	8,211
	231,189	286,093
Long-term debt	49,726	75,911
Mine restoration provisions	116,547	104,282
Deferred income taxes	187,887	220,903
Employee benefits obligation	7,115	5,874
Other long-term liabilities	7,822	8,726
	600,286	701,789
Equity		
Shareholders' equity		
Share capital	2,422,184	2,407,734
Contributed surplus	67,028	48,472
Accumulated other comprehensive loss	(136,299)	(138,533)
Retained earnings	507,381	254,343
	2,860,294	2,572,016
Non-controlling interests	100,713	88,574
	2,961,007	2,660,590
	$ 3,561,293	$ 3,362,379